Exhibit 99.1

Sundial Growers Reiterates Commitment to the Transaction with Alcanna and Announces ISS Support for Plan of Arrangement

CALGARY, AB, Dec. 8, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") is issuing this press release to reiterate its commitment to the proposed plan of arrangement (the "Arrangement") with Alcanna Inc. (TSX: CLIQ) ("Alcanna") as previously announced on October 7, 2021.

SUNDIAL'S COMMITMENT TO THE CONSIDERATION OFFERED FOR THE ARRANGEMENT AND ISS RECOMMENDATION

Sundial is committed to the existing consideration offered to Alcanna shareholders whereby Alcanna's shareholders will receive, for each common share of Alcanna (each, an "Alcanna Share") held, 10.69 common shares of Sundial (each whole share, a "Sundial Share").  Based on this fixed exchange ratio and the closing price of Sundial Shares on December 7, 2021, the consideration represents a deemed value of approximately $8.08 per Alcanna Share. This value implies an 11% premium from the closing price of Alcanna Shares on the TSX as of December 7, 2021. At this implied price and based on Sundial's 30-day average trading volumes as of December 7, 2021, it would take approximately 3 days of liquidity for holders of Alcanna Shares to dispose of all Sundial Shares received pursuant to the Arrangement.

Additionally, Institutional Shareholder Services Inc. ("ISS"), a leading independent proxy advisory firm, has recommended that Alcanna shareholders vote "FOR" the resolution approving the Arrangement (the "Arrangement Resolution") at Alcanna's special meeting of shareholders (the "Meeting")

Commenting on the Arrangement, Sundial's CEO Zach George stated, "Despite recent market volatility, we remain committed to our plan of arrangement with Alcanna. This plan received the unanimous support of Alcanna's board and management, in addition to the support of global governance advisor ISS. Sundial shareholders demand discipline when it comes to capital deployment, and our strong capital base is in high demand in the current environment, which is seeing increasing levels of financial distress. We respect the right of Alcanna shareholders to vote for or against the Arrangement at the upcoming meeting."

The Meeting is to be held in a virtual-only live audio webcast via https://web.lumiagm.com/213163286 (password "Alcanna 2021" (case sensitive)) at 10 a.m. (Mountain Time) on December 14, 2021, whereby Alcanna shareholders will be asked to consider, and if deemed advisable, to pass the Arrangement Resolution.

This news release is in no way intended to, and does not, constitute a solicitation of proxies or votes in relation to the Meeting nor does it provide a recommendation for shareholders of Alcanna to vote for, against or to abstain from voting with respect to the Arrangement Resolution.

Additional Information
Further information regarding the Arrangement is contained in the management information circular and proxy statement dated November 9, 2021 ("Circular") that Alcanna has filed under its SEDAR profile at www.sedar.com on November 16, 2021 in connection with the Meeting, as well as the press releases of Sundial and Alcanna dated October 7, 2021 and the press release of Alcanna dated November 16, 2021.

About Sundial Growers Inc.

Sundial is a public company with the Sundial Shares traded on Nasdaq under the symbol "SNDL". Our business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis Retail and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the current terms of the Arrangement; the market value of the consideration to be received by  shareholders of Alcanna; and the anticipated timing and date of the Meeting.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Arrangement being completed on the terms and timeline currently anticipated or at all; all necessary shareholder, court and regulatory approvals being obtained on the timelines and in the manner currently anticipated; the anticipated benefits of the Arrangement; and the receipt by Alcanna of necessary retail liquor and retail cannabis licences, approvals and authorizations (as applicable) from regulatory authorities, and the timing thereof.

Although Sundial believes that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Sundial can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Alcanna and/or Sundial will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Arrangement is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary shareholder, court or regulatory approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Arrangement are not satisfied or waived; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Arrangement as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Alcanna does not receive the necessary retail liquor or cannabis approvals and/or authorizations or that they are not able to open additional retail liquor or cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail liquor or cannabis stores; and the impact of general economic conditions and the COVID-19 pandemic in Canada.

Additional information regarding risks and uncertainties relating to Alcanna's business are contained under the heading "Risk Factors" in Alcanna's annual information form for the financial year ended December 31, 2020 dated March 25, 2021. Additional information regarding risks and uncertainties relating to Sundial's business are contained under "Item 3D Risk Factors" in Sundial's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 17, 2021. The forward-looking information included in this news release is made as of the date of this news release. Sundial does not undertake any obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, except as required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 08-DEC-21